SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
to
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Citizens Financial Corporation

(Name of the Issuer)

Citizens Financial Corporation
Darrell R. Wells
Margaret A. Wells

(Name of Persons Filing Statement)

Class A Common Stock

(Title of Class of Securities)

174613-10-9

(CUSIP Number of Class of Securities)

John Cornett
Citizens Financial Corporation
12910 Shelbyville Rd., Suite 300
Louisville, KY 40243
(502) 244-2430

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Transaction valuation*	Amount of filing fee*
$1,234,900	$37.91

* The transaction value is calculated based on $7.25 per share to be paid for an estimated 170,331 pre-reverse stock split shares in lieu of the fractional shares expected to be created by the Rule 13e-3 transaction.  The filing fee is $30.70 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  The filing fee of $37.91 was previously paid by Citizens Financial Corporation in connection with the initial filing of this Schedule 13E-3, SEC Accession No. 0001140361-07-014413, on July 19, 2007.

This Amendment No. 3 to Schedule 13E-3 amends the Schedule 13E-3 filed by Citizens Financial Corporation (“Citizens”) on July 19, 2007 as previously amended by Amendment No. 1 dated August 29, 2007 and Amendment No. 2 dated October 4, 2007.  Concurrently with the filing of Amendment No. 2, Citizens filed its Definitive Proxy Statement on Schedule 14A (“Proxy Statement”).  The information contained in the Proxy Statement is incorporated herein by reference.  This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Reverse Stock Split, as defined in the Proxy Statement.

The Reverse Stock Split became effective at 6:00 p.m. Eastern time on November 13, 2007.  As a result of the Reverse Stock Split, Citizens has approximately 158 shareholders of record.  Citizens will be filing a Form 15 this date with the Securities and Exchange Commission to cease reporting as a public company.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CITIZENS FINANCIAL CORPORATION

	By:	/s/ Darrell R. Wells
Darrell R. Wells
President

OTHER FILING PERSONS:

/s/ Darrell R. Wells
Darrell R. Wells

/s/ Margaret A. Wells
Margaret A. Wells

Dated: November 13, 2007